SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FIVERR INTERNATIONAL LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

M4R82T106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106

1	Names of Reporting Persons JONATHAN KOLBER
2	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization ISRAEL

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole voting power 3,169,246
	6	Shared voting power 928,732*
	7	Sole dispositive power 3,169,246
	8	Shared dispositive power 928,732*

9	Aggregate amount beneficially owned by each reporting person 4,097,978
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 12.89%**
12	Type of reporting person (See instructions) IN

* See Item 4(a) below.

** Based on 31,784,677 ordinary shares outstanding as of March 31, 2019, after giving effect to the initial public offering of the ordinary shares, as disclosed in the Corporation’s registration statement on Form F-1, initially filed with the SEC on May 16, 2019, as amended through June 10, 2019, and as further supplemented in the prospectus supplement filed with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Item 1(a).	Name of Issuer:

Fiverr International Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8 Eliezer Kaplan St., Tel Aviv 6473409, Israel

2(a).	Name of Person Filing:

Jonathan Kolber

2(b).	Address or principal business office or, if none, residence:

12 Abba Even Blvd, Herzliya, Israel 4672530

2(c).	Citizenship:

Israel

2(d)	Title of class of securities:

Ordinary Shares, No Par Value

2(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is M4R82T106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 4,097,978 as of December 31, 2019

As of December 31, 2019, (i) 745,469 Ordinary Shares were held by Jonathan Kolber, (ii) 2,239,665 Ordinary Shares were held by Anfield Ltd., over which Jonathan Kolber has sole voting power, and (iii) 184,112 Ordinary Shares were held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Jonathan Kolber is the sole beneficiary. Jonathan Kolber beneficially owns all of these 3,169,246 Ordinary Shares.

As of December 31, 2019, (i) 928,732 Ordinary Shares were held by 2113089 Alberta ULC, over which Jonathan Kolber had shared voting and dispositive power, and (ii) Jonathan Kolber may be deemed to beneficially own all of these 928,732 Ordinary Shares as of such date. As of February 1, 2020, 2113089 Alberta ULC has wound up its affairs and the beneficial ownership of the 928,732 Ordinary Shares held by it was ultimately transferred to the estate of the late Senator E. Leo Kolber (the “Estate”).  Jonathan Kolber is one of four trustees of the Estate, and one of two beneficiaries with respect to the 928,732 Ordinary Shares held by the Estate.  Therefore, following February 1, 2020, Jonathan Kolber may be deemed to beneficially own one-half of these 928,732 Ordinary Shares.

(b)	Percent of class: 12.89%

The percentage of beneficial ownership is calculated based on 31,784,677 ordinary shares outstanding as of March 31, 2019, after giving effect to the initial public offering of the ordinary shares, as disclosed in the Corporation’s registration statement on Form F-1, initially filed with the SEC on May 16, 2019, as amended through June 10, 2019, and as further supplemented in the prospectus supplement filed with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,169,246

(ii)	Shared power to vote or to direct the vote: 928,732

(iii)	Sole power to dispose or to direct the disposition of: 3,169,246

(iv)	Shared power to dispose or to direct the disposition of: 928,732

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Jonathan Kolber
Jonathan Kolber

EXHIBIT 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY
Anfield Ltd.	ISRAEL	CO
Artemis Asset Holding Limited	CAYMAN ISLANDS	CO
2113089 Alberta ULC	ALBERTA, CANADA	CO